April 25, 2017

U.S. Securities and Exchange Commission
Office of the Chief Accountant
Washington, DC 20549

Dear Sir or Madam:

We have read FitLife Brands, Inc. Form 8K on April 25, 2017 regarding Item 4.01 Change in Registrant’s Certifying Accountant. We agree with the statement regarding our firm, except that we are not in a position to agree or disagree with FitLife Brands, Inc. statement that the change was approved by the Board of Directors.

Very truly yours,

Tarvaran, Askelson & Company